AMENDMENT TO
                   INVESTMENT MANAGEMENT AND SERVICES AGREEMENT

Part Two: COMPENSATION TO INVESTMENT MANAGER, paragraph (1), of the Investment Management and Services Agreement between AXP Variable Portfolio-Income Series, Inc. on behalf of AXP Variable Portfolio-Bond Fund and American Express Financial Corporation dated March 20, 1995, is modifies as follows. All other provisions of the agreement remain in full force and effect.

         (1) The asset charge for each calendar day of each year shall be equal to the total of 1/365th (1/366th in each leap year) of the amount computed in accordance with paragraph (ii) below. The computation shall be made for each day on the basis of net assets as of the close of business. In the case of the suspension of the computation of net asset value, the fee for each day during such suspension shall be computed as of the close of business on the last full business day on which the net assets were computed. Net assets as of the close of a full business day shall include all transactions in shares of the Fund recorded on the books of the Fund for that day.

IN WITNESS WHEREOF, the parties have executed this amendment as of the 3rd day of June, 2002.

                                      AXP VARIABLE PORTFOLIO-INCOME SERIES, INC.
                                            AXP Variable Portfolio-Bond Fund


                                      By: /s/  Leslie L. Ogg
                                          --------------------------------------
                                               Leslie L. Ogg
                                               Vice President


                                      AMERICAN EXPRESS FINANCIAL CORPORATION


                                      By: /s/  Paula R. Meyer
                                          --------------------------------------
                                               Paula R. Meyer
                                               Vice President